SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

SUPERIOR ENERGY SERVICES, INC.

(Name of the Issuer and Name of Person Filing Statement)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Joanna Clark

Company Secretary

Superior Energy Services, Inc.

1001 Louisiana Street, Suite 2900

Houston, TX 77002

(713) 654-2200

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

Copies to:

Daniel Fisher Akin Gump Strauss Hauer Feld LLP One Bryant Park Bank of America Tower New York, NY 10036 (212) 872-1000	Bryan D. Flannery Dasha K. Hodge Akin Gump Strauss Hauer Feld LLP 1111 Louisiana Street 44th Floor Houston, TX 77002 (713) 220-5800

This statement is filed in connection with (check the appropriate box):

a. ☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

RULE 13e-3 TRANSACTION STATEMENT

INTRODUCTION

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, this “Schedule 13E-3”) filed pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), by Superior Energy Services, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on December 17, 2024, as previously amended and supplemented by Amendment No. 1 to the Schedule 13E-3 filed with the SEC on January 6, 2025. This Amendment No. 2 is being filed with the SEC pursuant to Rule 13e-3(d)(3) as a final amendment to the Schedule 13E-3 to report steps taken by the Company to effectuate the Transaction (as described below).

On December 16, 2024, stockholders holding an aggregate of 13,277,161 shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”) (out of 20,216,192 total shares of Class A Common Stock), as of December 13, 2024, the record date established by the Board of Directors of the Company (the “Board”), acting by written consent pursuant to Section 228 of the Delaware General Corporation Law, and at the recommendation of the Board, approved a reverse stock split (the “Reverse Stock Split”) of the Company’s Class A Common Stock, followed immediately by a forward stock split of the Company’s Class A Common Stock (the “Forward Stock Split” and, together with the Reverse Stock Split, the “Stock Splits”) at a ratio (i) not less than 1-for-700 and not greater than 1-for-800 (the “Reverse Stock Split Ratio”), and (ii) not less than 700-for-1 and not greater than 800-for-1, in the case of the Forward Stock Split (together with the Reverse Stock Split Ratio, the “Stock Split Ratios”), with the exact Stock Split Ratios to be set within the foregoing range at the discretion of the Board without further approval or authorization of the Company’s stockholders and with the Board, in its sole discretion, able to effect the Stock Splits immediately following the public announcement of the Stock Split Ratios or to elect to abandon the overall Transaction (as defined below) and the proposed Stock Splits, at any time.

On January 28, 2025, the Board determined to effectuate (i) the Reverse Stock Split at a Reverse Stock Split Ratio of 1-for-750 and (ii) the Forward Stock Split at a Forward Stock Split Ratio of 750-for-1. The Board also determined to abandon all other Stock Split Ratios within the ranges approved by the stockholders. On January 29, 2025, at the direction of the Board, the Company filed certificates of amendment to the Company’s Charter, at which time (the “effective time”) a stockholder of record owning immediately prior to the effective time fewer than 750 shares of Class A Common Stock became entitled to a fraction of a share of Class A Common Stock upon the Reverse Stock Split and will be paid cash in lieu of such fraction of a share of Class A Common Stock, on the basis of $80.00 per pre-split share of Class A Common Stock, without interest (the “Cash Payment”), for each share of Class A Common Stock held by such holder (the “Cashed Out Stockholders”) immediately prior to the effective time. The Cashed Out Stockholders are no longer stockholders of the Company. Stockholders owning at least 750 shares of Class A Common Stock immediately prior to the effective time (the “Continuing Stockholders”) will not be paid cash in lieu of any fraction of a share of Class A Common Stock such Continuing Stockholders may be entitled to receive upon the Reverse Stock Split. Instead, the Forward Stock Split, which immediately followed the Reverse Stock Split, reconverted whole shares and fractional share interests held by the Continuing Stockholders back into the same number of shares of the Class A Common Stock held by such Continuing Stockholders immediately prior to the effective time of the Reverse Stock Split. Due to the Forward Stock Split, the total number of shares of the Company’s Class A Common Stock held by a Continuing Stockholder did not change as a result of the Stock Splits.

The primary purpose of the Stock Splits was to enable the Company to reduce the number of record holders of its Class A Common Stock to below 300, which is the level at which public reporting is required with the SEC. The Stock Splits were undertaken as part of the Company’s plan to suspend its obligation to file periodic and current reports and other information with the SEC under the Exchange Act. The Board has determined that the costs of being a public reporting company outweigh the benefits thereof. The actions the Company has taken and will take to suspend, and events that occur as a result of such actions that would have the effect of suspending, the Company’s reporting obligations under Section 15(d) of the Exchange Act, including effectuating the Stock Splits, are collectively referred to herein as the “Transaction”. As a result of the Transaction, the Company will no longer be subject to the reporting requirements under the Exchange Act or other requirements applicable to a public company, including requirements under the Sarbanes-Oxley Act of 2002.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUPERIOR ENERGY SERVICES, INC.

By:	/s/ David J. Lesar
David J. Lesar
Chairman and Chief Executive Officer

Dated: January 30, 2025